UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Li Auto Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

50202M102(1)
(CUSIP Number)

Xing Wang

Meituan
Block B&C, Hengjiweiye Building
No.4 Wang Jing East Road, Chaoyang District, Beijing 100102
People’s Republic of China
+86 10 5737 6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American depositary shares, each representing two Class A ordinary shares, par value US$0.0001 per share.

CUSIP No. 50202M102	SCHEDULE 13D	Page 2 of 8 Pages

(1)	Name of Reporting Persons Xing Wang
(2)	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	Source of Funds (see instructions) PF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 132,082,166(2)
	(8)	Shared Voting Power 258,171,601(3)
	(9)	Sole Dispositive Power 132,082,166 (2)
	(10)	Shared Dispositive PoweR 258,171,601(3)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 390,253,767(2)(3)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row 11 18.9%(4)
(14)	Type of Reporting Person (see instructions) IN

(2)	Represents 131,478,876 Class A Ordinary Shares (as defined below) and 603,290 Class A Ordinary Shares represented by 301,645 American depositary shares (“ADSs”) held by Zijin Global Inc., a company incorporated in British Virgin Islands that is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. Xing Wang (as the settlor) for the benefit of Mr. Xing Wang and his family, with the trustee being TMF (Cayman) Ltd. The registered address of Zijin Global Inc. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)	Represents 258,171,601 Class A Ordinary Shares held by Inspired Elite Investments Limited, a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Main Board of the Stock Exchange of Hong Kong. Mr. Xing Wang is a director and the controlling shareholder of Meituan. The business address of Inspired Elite Investments Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The business address of Meituan is Block B&C, Hengjiweiye Building, No. 4 Wang Jing East Road, Chaoyang District, Beijing 100102, People’s Republic of China.

(4)	Percentage ownership is calculated based on 2,065,715,410 ordinary shares outstanding as of February 28, 2022, comprising of (i) 1,709,903,330 Class A Ordinary Shares, and (ii) 355,812,080 Class B Ordinary Shares, as disclosed in the Issuer’s Monthly Return for Equity Issuer and Hong Kong Depositary Receipts Listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities furnished with the Commission on Form 6-K on March 7, 2022. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to ten votes per share on all matters submitted to them for vote. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 50202M102	SCHEDULE 13D	Page 3 of 8 Pages

(1)	Name of Reporting Person: Zijin Global Inc.
(2)	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	Source of Funds AF
(5)	Check BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 132,082,166 (5)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 132,082,166(5)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 132,082,166(5)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 6.4%(6)
(14)	Type of Reporting Person CO

(5)	Represents 131,478,876 Class A Ordinary Shares and 603,290 Class A Ordinary Shares represented by 301,645 ADSs held by Zijin Global Inc., a company incorporated in British Virgin Islands that is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. Xing Wang (as the settlor) for the benefit of Mr. Xing Wang and his family, with the trustee being TMF (Cayman) Ltd. The registered address of Zijin Global Inc. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(6)	Percentage ownership is calculated based on 2,065,715,410 ordinary shares outstanding as of February 28, 2022, comprising of (i) 1,709,903,330 Class A Ordinary Shares, and (ii) 355,812,080 Class B Ordinary Shares, as disclosed in the Issuer’s Monthly Return for Equity Issuer and Hong Kong Depositary Receipts Listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities furnished with the Commission on Form 6-K on March 7, 2022. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to ten votes per share on all matters submitted to them for vote. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 50202M102	SCHEDULE 13D	Page 4 of 8 Pages

(1)	Name of Reporting Person: Meituan
(2)	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	Source of Funds WC
(5)	Check BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 258,171,601(7)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 258,171,601(7)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 258,171,601(7)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.5%(8)
(14)	Type of Reporting Person CO

(7)	Represents 258,171,601 Class A Ordinary Shares held by Inspired Elite Investments Limited, a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Main Board of the Stock Exchange of Hong Kong. Mr. Xing Wang is a director and the controlling shareholder of Meituan. The business address of Inspired Elite Investments Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The business address of Meituan is Block B&C, Hengjiweiye Building, No. 4 Wang Jing East Road, Chaoyang District, Beijing 100102, People’s Republic of China.

(8)	Percentage ownership is calculated based on 2,065,715,410 ordinary shares outstanding as of February 28, 2022, comprising of (i) 1,709,903,330 Class A Ordinary Shares, and (ii) 355,812,080 Class B Ordinary Shares, as disclosed in the Issuer’s Monthly Return for Equity Issuer and Hong Kong Depositary Receipts Listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities furnished with the Commission on Form 6-K on March 7, 2022. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to ten votes per share on all matters submitted to them for vote. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 50202M102	SCHEDULE 13D	Page 5 of 8 Pages

(1)	Name of Reporting Person: Inspired Elite Investments Limited
(2)	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	Source of Funds WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 258,171,601(9)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 258,171,601(9)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 258,171,601(9)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.5%(10)
(14)	Type of Reporting Person CO

(9)	Represents 258,171,601 Class A Ordinary Shares held by Inspired Elite Investments Limited, a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Main Board of the Stock Exchange of Hong Kong. Mr. Xing Wang is a director and the controlling shareholder of Meituan. The business address of Inspired Elite Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Meituan is Block B&C, Hengjiweiye Building, No. 4 Wang Jing East Road, Chaoyang District, Beijing 100102, People’s Republic of China.

(10)	Percentage ownership is calculated based on 2,065,715,410 ordinary shares outstanding as of February 28, 2022, comprising of (i) 1,709,903,330 Class A Ordinary Shares, and (ii) 355,812,080 Class B Ordinary Shares, as disclosed in the Issuer’s Monthly Return for Equity Issuer and Hong Kong Depositary Receipts Listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities furnished with the Commission on Form 6-K on March 7, 2022. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to ten votes per share on all matters submitted to them for vote. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 50202M102	SCHEDULE 13D	Page 6 of 8 Pages

Item 1.	Security and Issuer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on August 13, 2020 (the “Initial Filing,” as amended by Amendment No. 1 to the Initial Filing filed on December 10, 2020 and Amendment No. 2 filed on August 13, 2021, the “Original Schedule 13D” and as amended by this Amendment, this “Schedule 13D”) relating to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Li Auto Inc., a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 11 Wenliang Street, Shunyi District, Beijing 101399, People’s Republic of China. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Original Schedule 13D. Except as otherwise stated in this Amendment, the Original Schedule 13D remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended and supplemented by the following:

During the period since the filing of the Amendment No. 2, Zijin Global Inc. has disposed of an aggregate of 1,180,920 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) on the open market.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by incorporating by reference therein the information set forth in Item 3 and Item 6 of this Amendment.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)

Items 5(a) and (b) are hereby amended and restated in its entirety as follows:

The responses to rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in their entirety in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 2,065,715,410 ordinary shares outstanding as of February 28, 2022, comprising of (i) 1,709,903,330 Class A Ordinary Shares, and (ii) 355,812,080 Class B Ordinary Shares, as disclosed in the Issuer’s Monthly Return for Equity Issuer and Hong Kong Depositary Receipts Listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities furnished with the Commission on Form 6-K on March 7, 2022. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

Except as disclosed in this Schedule 13D, the Reporting Persons presently do not have the power to vote or to direct the vote or to dispose or direct the disposition of any Class A Ordinary Shares that they may be deemed to beneficially own.

(c)	Except as disclosed in this Schedule 13D, none of the Reporting Persons effected any transaction in the Class A Ordinary Shares during the past 60 days.

(d)	Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. 50202M102	SCHEDULE 13D	Page 7 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment amends Item 6 to the Schedule 13D by adding the following:

Pursuant to a Security Agreement, dated March 30, 2022, Zijin Global Inc. will charge and assign by way of security up to all of the Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by it in favor of Goldman Sachs International Bank as security agent to secure the obligations and liabilities of Zijin Global Inc. as the borrower under a loan.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description
7.06	Security Agreement, dated March 30, 2022, by and between Zijin Global Inc. as chargor and Goldman Sachs International Bank as security agent

CUSIP No. 50202M102	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2022

Xing Wang

/s/ Xing Wang

Zijin Global Inc.

By:	/s/ Xing Wang
Name:	Xing Wang
Title:	Director

Meituan

By:	/s/ Xing Wang
Name:	Xing Wang
Title:	Director

Inspired Elite Investments Limited

By:	/s/ Xing Wang
Name:	Xing Wang
Title:	Director